Toro Ventures Inc.

12340 Seal Beach Blvd

Suite #B-190

                                                                                                                Seal Beach, CA 90740

November 5, 2009

By Edgar Filing

John Cannarella

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

cc: Mr. Bill MacDonald, Esq. (attorney for Toro Ventures)

            Re:      Toro Ventures Inc.

                        Form 10-KSB for the Fiscal Year Ended June 30, 2008

                        Filed September 26, 2008

                        Response Letter Dated July 7, 2009

                        Response Letter Dated August 31, 2009

                        File No. 000-51974

>

Dear Mr. Cannarella,

I received your letter inquiry request for information dated October 22, 2009.

I respectfully request an extension of time to prepare the response. I request that the United States Securities and Exchange Commission allow me to prepare this response within 30 days (by approximately December 4, 2009)

I will do my utmost to respond prior to that time and I trust that this request will find with your favor. You can contact me by phone at (310) 245-4160 and/or by email to ToroVentures@gmail.com or to our corporate attorney fax (604) 681-4760.

Sincerely,

Gregory Rotelli

Toro Ventures Inc.